UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934


                           Kelly's Coffee Group, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   488159-10-4
                                 (CUSIP Number)


                               Richard D. Surber,
          268 West 400 South, Salt Lake City, Utah 84101 (801) 575-8073
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 10, 2000
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hudson Consulting Group, Inc.  ("Hudson")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                       (A) (X)
                                                                       (B) ( )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

     WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Hudson does business in the State of Utah and is incorporated in the State of Nevada.

                     7)  SOLE VOTING POWER                           3,904,720
NUMBER OF
SHARES
BENEFICIALLY         8)  SHARED VOTING POWER                                 0
OWNED BY
EACH
REPORTING            9)  SOLE DISPOSITIVE POWER                      3,904,720
PERSON WITH

                     10)  SHARED DISPOSITIVE POWER                           0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Hudson Consulting Group, Inc.  3,904,720

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.51%

14)  TYPE OF REPORTING PERSON

     CO

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard D. Surber

2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) (X)
                                                                        (B) ( )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

     OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Mr. Surber is a United States Citizen

                     7)  SOLE VOTING POWER                           8,000,000
NUMBER OF
SHARES
BENEFICIALLY         8)  SHARED VOTING POWER                         7,643,340
OWNED BY
EACH
REPORTING            9)  SOLE DISPOSITIVE POWER                      8,000,000
PERSON WITH

                     10)  SHARED DISPOSITIVE POWER                   7,643,340

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,643,340

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.10%

14)  TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Oasis International Hotel & Casino, Inc. ("Oasis")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) (X)
                                                                        (B) ( )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

     WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Oasis does business in the State of Utah and is incorporated in the State of Nevada.

                     7)  SOLE VOTING POWER                           3,133,620
NUMBER OF
SHARES
BENEFICIALLY         8)  SHARED VOTING POWER                         0
OWNED BY
EACH
REPORTING            9)  SOLE DISPOSITIVE POWER                      3,133,620
PERSON WITH

                     10)  SHARED DISPOSITIVE POWER                   0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Oasis International Hotel & Casino  3,133,620

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.03%

14)  TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 488159 10 4

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     CyberAmerica Corporation ("Cyber")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                     (A) (X)
                                                                     (B) ( )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

     WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E).              [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Cyber does business in the State of Utah and is incorporated in the State of Nevada.

                     7)  SOLE VOTING POWER                           605,000
NUMBER OF
SHARES
BENEFICIALLY         8)  SHARED VOTING POWER                         7,038,340
OWNED BY
EACH
REPORTING            9)  SOLE DISPOSITIVE POWER                      605,000
PERSON WITH

                     10)  SHARED DISPOSITIVE POWER                   7,038,340

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     CyberAmerica Corporation -7,643,340

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.7%

14)  TYPE OF REPORTING PERSON

     CO

Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.001 per share, of Kelly's Coffee Group, Inc. ("Common Stock"). Kelly's Coffee Group, Inc.. ("Kelly's") is a Colorado corporation with principal offices at 268 West 400 South, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This schedule is filed by Richard Surber, an individual ("Surber"), Hudson Consulting Group, Inc., a Nevada corporation ("Hudson"), Oasis International Hotel & Casino, Inc., a Nevada corporation ("Oasis"); and CyberAmerica Corporation a Nevada Corporation ("Cyber").

(b) The business address for Surber, Hudson, Cyber, and Oasis is 268 West 400 South, Salt Lake City, Utah 84101.

(c) (i) The principal business of Hudson is providing financial and business consulting services. (ii) The principal business of Oasis is the development of real estate. (iii) The principal business of Cyber is real estate investment and financial consulting by virtue of its status as a holding company. (iv) Mr. Surber is a business consultant. He is also the President of Hudson, Cyber and Oasis.

(d) Neither Surber, Cyber, Hudson, nor Oasis have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years neither Surber, Cyber, Hudson, nor Oasis has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Hudson, Cyber and Oasis are Nevada corporations. Surber is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Hudson

Hudson acquired 2,000,000 shares of Kelly's for consulting services on August 12, 1998 from Kelly's. On June 23, 1999, Hudson acquired an additional 3,842,570 shares pursuant to a Stock Purchase Agreement ("Agreement") between Hudson and Terrence Butler for $40,000 cash. Hudson purchased 30,000 shares on the open market on August 7, 1999 at a price of $0.04 per share.

Cyber

Cyber received 605,000 of Kelly's common stock on August 25, 1997 for services rendered by Cyber. A total of 7,038,340 shares are attributed beneficially to Cyber and are owned as follows: as owner of Hudson Consulting Group, Inc.("Hudson"),Cyber has beneficial ownership of the 3,904,720 shares which are currently owned by Hudson, which shares remain from shares which were originally acquired by Hudson in three transactions. Two million (2,000,000) shares were acquired on August, 12, 1998 for consulting services, 3,842,570 additional shares were acquired pursuant to a stock purchase agreement between Hudson and Terrence Butler for $40,000 cash on June 23, 1999, and thirty thousand (30,000) shares were purchased on the open market on August 7, 1999 at a price of $0.04 per share. As owner of Oasis International Hotel & Casino, Inc. ("Oasis"), Cyber has beneficial ownership of 3,133,620 shares which are currently owned by Oasis, which shares remain from 6,500,000 shares which were acquired by Oasis in full satisfaction for mortgage payments totaling $170,000 owed to it by Oasis Resorts International, Inc. (fka Flexweight Corporation). Oasis Resorts International, Inc. acquired the Kelly's shares in exchange for shares of Oasis Resorts
International, Inc. shares of common stock. Cyber has no legal ownership interest in the aforesaid shares, the beneficial ownership of which is attributed to it because of its ownership of Hudson and Oasis.

Oasis

Oasis received a total of 6,500,000 shares of Kelly's common stock as satisfaction for mortgage payments totaling $170,000 owed to it by Oasis Resorts International, Inc. (f.k.a. Flexweight Corporation) Oasis Resorts International, Inc. acquired the Kelly's shares in exchange for shares of Oasis Resorts International, Inc. shares of common stock.

Surber

Richard Surber acquired 8,000,000 Kelly's shares for investment purposes on November 1, 1999 for services rendered to the Company as its president pursuant to an employee benefit plan. He received an additional 250,000 shares on February 28, 2000 for services as president of the Company. A total of 15,643,340 shares are attributed beneficially to Surber and are owned as follows: as President of Hudson Consulting Group, Inc.("Hudson"), Surber has beneficial ownership of the 3,904,720 shares which are currently owned by Hudson, which owns its as described above. As President of Oasis International Hotel & Casino, Inc. ("Oasis"), Surber has beneficial ownership of 3,133,620 shares which Oasis owns as described above. As President of Cyber, Surber has beneficial ownership of 605,000 shares. Surber has no legal ownership interest in the aforesaid shares, the beneficial ownership of which is attributed to him because of his position as President of Hudson, Cyber and Oasis.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Kelly's.

Hudson

Hudson is a financial consulting firm that specializes in assisting private companies in becoming public companies, in debt settlement and other business related services. Hudson plans to assist Kelly's in the preparation of its Securities Exchange Act filing, settling debt, and finding a suitable merger or acquisition candidate for Kelly's. Accordingly, Hudson will be retained by Kelly's to further the above goals. After Hudson finds a suitable merger or acquisition candidate, Hudson will either retain a portion of its shareholdings in Kelly's or will liquidate its holdings depending upon the rate of return Hudson can obtain. Kelly's former board of directors elected Richard Surber to the board of directors of Kelly's and then resigned effective May 6, 1999. Richard Surber is also the president and a director of Hudson, Cyber and Oasis. Kelly's currently has no operations.

Cyber

Cyber acquired its shares in Kelly's for investment purposes. Cyber is a holding company and owns a controlling interest in Hudson, and Oasis. Cyber is in the business of real estate investment and financial consulting.

Oasis

Oasis acquired its shares in Kelly's for the purpose of receiving payment under a note owed to it by Oasis Resorts International, Inc. or for investment purposes.

Surber

Surber obtained his Kelly's shares for investment purposes and has no current plans to purchase additional shares of Kelly's. Surber is not aware of any immediate plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, a change in the directors or management of the corporation or change its capitalization or dividend policies, involve a change in the corporation's business or corporate structure or change its charter or by- laws or the status of the common stock of the corporation. However, Kelly's is currently a shell company whose purpose will be to acquire operations through an acquisition or merger. Surber will be involved in the attempts of Kelly's to identify and acquire a favorable business opportunity. Kelly's has reviewed and evaluated a number of business ventures for possible acquisition or participation by the Company and will continue to do so. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. Surber will continue to be involved in the attempts of Kelly's to investigate, review, and evaluate business opportunities as they become available and assist in helping Kelly's to acquire or become engaged in business opportunities at such time as specific opportunities are warranted and may become available.

Item 5.  Interest in Securities of the Issuer

(a)  (i) The aggregate number of the class of securities, identified pursuant to
     Item 1, beneficially owned by Hudson is 3,904,720. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Hudson is 7.51%.

     (ii)The aggregate number of the class of securities, identified pursuant to
     Item 1, beneficially owned by Oasis is 3,133,620. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Oasis is 6.03%.

     (iii) The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Surber is 15,643,340. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Surber is 30.10%.

     (iv)The aggregate number of the class of securities, identified pursuant to
     Item 1, beneficially owned by Cyber is7,643,340. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Cyber is 14.7%.

(b) (i) For Hudson the number of shares as to which there is sole power to vote or to direct the vote is 3,904,720, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 3,904,720, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Hudson is providing financial and business consulting services.

     (ii) For Oasis the number of shares as to which there is sole power to vote or to direct the vote is 3,133,620, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 3,133,620, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Oasis is the development of real estate.

     (iii) For Surber the number of shares as to which there is sole power to vote or to direct the vote is 8,000,000, the number of shares with the shared power to vote or to direct the vote is 7,643,340, the number of shares with the sole power to dispose or to direct the disposition is 8,000,000, the number of shares with shared power to dispose or to direct the disposition is 7,643,340. Surber is a licensed attorney. He is the President of Hudson, Cyber, and Oasis.

     (ii) For Cyber the number of shares as to which there is sole power to vote or to direct the vote is 605,000, the number of shares with the shared power to vote or to direct the vote is7,038,340, the number of shares with the sole power to dispose or to direct the disposition is 605,000, the number of shares with shared power to dispose or to direct the disposition is 7,038,340. The principal business of Cyber is a real estate investment and financial consulting company by virtue of its status as a holding company.

(c) Since the last filing of its 13D on March 17, 2000, Hudson has sold shares of Kelly's as set out below:


Transaction Date                      Amount Sold                     Price
March 6, 2000                           63,000                       $0.5330
March 9, 2000                           25,000                       $0.7748
March 9, 2000                            3,600                       $0.7171
March 9, 2000                            1,000                       $0.7650
March 9, 2000                           98,500                       $0.7125
March 10, 2000                          97,000                       $0.5332
March 10, 2000                          20,000                       $0.8600

March 10, 2000                          85,300                       $0.8629
March 10, 2000                         153,000                       $0.3684
March 13, 2000                         129,300                       $1.5324
March 13, 2000                          26,000                       $1.3438
March 14, 2000                          92,500                       $1.4353
March 14, 2000                          50,000                       $1.0300
March 14, 2000                           2,500                       $0.9493
March 14, 2000                          14,000                       $0.9291
March 15, 2000                          77,000                       $0.8532
March 16, 2000                          16,500                       $0.5600
March 16, 2000                         180,240                       $0.5818
March 17, 2000                         173,800                       $0.5527
March 17, 2000                          25,000                       $0.5129
March 20, 2000                          86,000                       $0.6302
March 20, 2000                          60,000                       $0.6979
March 21, 2000                          60,500                       $0.6979
March 21, 2000                           7,500                       $0.7200
March 22, 2000                         121,500                       $0.6108
March 23, 2000                          66,000                       $0.6000
March 24, 2000                          44,000                       $0.4940
March 27, 2000                          60,000                       $0.4554
March 28, 2000                          30,000                       $0.4258
March 29, 2000                          74,110                       $0.3197

        Since the last filing of its 13D on March 17, 2000, Oasis has sold shares of Kelly's as set out below:

Transaction Date                      Amount Sold                     Price
April 4, 2000                            5,000                       $0.3238
April 4, 2000                            5,000                       $0.3238
April 5, 2000                           45,000                       $0.3100
April 6, 2000                           10,000                       $0.2977
April 7, 2000                           30,000                       $0.2997
April 10, 2000                          25,000                       $0.3019
April 11, 2000                          20,000                       $0.2895
April 12, 2000                          14,000                       $0.2598
April 12, 2000                          15,000                       $0.2793
April 13, 2000                          40,000                       $0.2418
April 14, 2000                          52,080                       $0.2322
April 14, 2000                           5,000                       $0.2000
April 17, 2000                          20,000                       $0.1800
April 18, 200                           10,000                       $0.1700
April 18, 2000                          26,000                       $0.1734
April 19, 2000                         230,000                       $0.1842
April 20, 2000                         214,000                       $0.1842
April 20, 2000                          10,000                       $0.2000
April 24, 2000                          92,000                       $0.1937
April 25, 2000                          31,800                       $0.1931
April 26, 2000                          10,000                       $0.1668
April 27, 2000                          55,000                       $0.1353
May 2, 2000                            250,000                       $0.1163
May 2, 2000                             65,000                       $0.1159
May 3, 2000                            140,000                       $0.1065
May 4, 2000                            282,000                       $0.1066

May 5, 2000                            273,500                       $0.1454
May 8, 2000                            240,000                       $0.1745
May 9, 2000                            262,500                       $0.1793
May 10, 2000                           204,500                       $0.1745
May 11, 2000                            15,000                       $0.1435
May 12, 2000                            45,000                       $0.1448
May 15, 2000                           110,000                       $0.1452
May 15, 2000                            15,000                       $0.1400
May 16, 2000                            10,000                       $0.1280
May 22, 2000                             5,000                       $0.0990
May 23, 2000                            20,000                       $0.1052
May 30, 2000                            25,000                       $0.0861
May 31, 2000                           379,000                       $0.0678
May 31, 2000                            30,000                       $0.10
June 5, 2000                            10,000                       $0.0695

         Since the last filing of his 13D on March 17, 2000 , Surber has sold shares of Kelly's as set out below:

Transaction Date                    Amount Sold                       Price
May 9, 2000                            100,000                       $0.1792
May 10, 2000                           100,000                       $0.1743
May 12, 2000                            50,000                       $0.1449

         Since the last filing of its 13D on March 17, 2000 , Cyber has sold no shares of Kelly's.

         There were no other transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed above and in Item 4.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are currently no contracts, arrangements, or understandings with respect to securities of Kelly's. However, Hudson, and Oasis are majority owned subsidiaries of Cyber with Richard Surber serving as an officer and director of Cyber, Hudson and Oasis. Richard Surber also serves as President and a Director of Kelly's. Richard Surber's intentions are to attempt to improve the financial position of Kelly's through settling debt and finding operations for Kelly's through a merger or acquisition with the assistance of Hudson.

Surber intends to help Kelly's to identify and acquire a favorable business opportunity. Kelly's has reviewed and evaluated a number of business ventures for possible acquisition or participation by the Company. Kelly's has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. However, Kelly's continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant. Consequently, all shares owned by Surber, Cyber, Hudson and Oasis will be voted in favor of any proposal submitted to the shareholders of Kelly's to effect such a transaction.

Item 7.  Material to Be Filed as Exhibits.

          A. Incorporated by reference from Exhibit A of Form 13 D filed July 7, 1999 is a copy of the Stock Purchase Agreement dated June 23, 1999 between Hudson and Terrence Butler.

          B. Incorporated by reference from Exhibit B of Form 13 D filed July 7, 1999 is a copy of the resolution appointing Richard D. Surber as a Director and the President of Kelly's.




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Hudson Consulting Group, Inc.


                                         /s/ Richard Surber
Date: July 27, 2000                     ----------------------------
                                        Richard D. Surber, President



                                        Oasis International Hotel & Casino, Inc.


                                        /s/ Richard  Surber
Date: July 27, 2000                     ----------------------------
                                        Richard D. Surber, President

                                        CyberAmerica Corporation


                                         /s/ Richard  Surber
Date: July 27, 2000                     ----------------------------
                                        Richard D. Surber, President



                                         /s/ Richard Surber
Date:  July 27, 2000                     ----------------------------
                                        Richard D. Surber



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).